UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

TANGOE, INC.

(Name of Subject Company)

TANGOE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number of Class of Securities)

J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
(203) 859-9300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Tangoe, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TAMS Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (the “Parent”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Parent and the Purchaser with the SEC on May 12, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4.         The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding immediately after the last paragraph of the subsection “Background of the Offer”:

“On May 18, 2017, a putative class action lawsuit captioned Caleb McCarthur v. Tangoe, Inc., et al., Case No. 17-cv-00832, was filed in federal district court in the District of Connecticut on behalf of a putative class of stockholders of the Company for claims related to the proposed transaction.  The complaint names as defendants the Company and current members of the Company Board.  The complaint alleges that the defendants violated sections 14(e) and 14(d)(4) and that the individual defendants violated section 20 of the Securities and Exchange Act of 1934 by failing to disclose certain material information in the Recommendation Statement on Schedule 14D-9 (“Recommendation Statement”) that the Company filed on May 12, 2017 in connection with the proposed transaction.  The complaint seeks injunctive relief, including to enjoin or rescind the proposed transaction, monetary damages and an award of attorneys’ and other fees and costs, among other relief.

On May 25, 2017, another putative class action lawsuit captioned Joseph Levine v. Tangoe, Inc., et al., Case No. 17-cv-00873, was also filed in federal district court in the District of Connecticut on behalf of a putative class of stockholders of the Company for claims related to the proposed transaction.  The complaint names as defendants the Company and current members of the Company Board.  The complaint alleges that the defendants violated sections 14(e) and 14(d)(4) and that the individual defendants violated section 20 of the Securities and Exchange Act of 1934 by failing to disclose certain material information in the Recommendation Statement.  The complaint seeks injunctive relief, including to enjoin or rescind the proposed transaction, monetary damages and an award of attorneys’ and other fees and costs, among other relief.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGOE, INC.
Date: June 12, 2017
	By:	/s/ Thomas P. Flynn
Thomas P. Flynn
Chief Administrative Officer, General Counsel & Secretary